Filed pursuant to Rule 433

Dated May 18, 2022

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated May 18, 2022 and the

Prospectus dated April 15, 2021

Registration No. 333-255235

Essential Utilities, Inc.

$500,000,000 5.300% Senior Notes Due 2052

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement, dated May 18, 2022, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”), and (ii) the related base prospectus dated April 15, 2021, included in the Registration Statement (File No. 333-255235), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Essential Utilities, Inc. (the “Issuer”)

Expected Ratings of Securities (Moody’s / S&P)*:	Baa2 (Stable) / A- (Stable)

Trade Date:	May 18, 2022

Settlement Date:	May 20, 2022 (T+2)

Title of Securities:	5.300% Senior Notes due 2052 (the “Notes”)

Principal Amount:	$500,000,000

Maturity Date:	May 1, 2052

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2022

Record Dates:	April 15 and October 15

Coupon:	5.300% per annum

Benchmark Treasury:	2.250% due February 15, 2052

Benchmark Treasury Price and Yield:	83-13 / 3.109%

Spread to Benchmark Treasury:	T + 225 basis points

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Yield to Maturity:	5.359%

Public Offering Price:	99.128% of principal amount

Net Proceeds (After Deducting Underwriting Discount and Before Offering Expenses):	$491,265,000

Optional Redemption:	The Notes may be redeemed, in whole or in part, at any time prior to November 1, 2051 (six months prior to maturity) at the greater of par and make-whole at a discount rate of Treasury plus 35 basis points; par call at any time on or after November 1, 2051

CUSIP/ISIN:	29670G AG7 / US29670GAG73

Joint Bookrunners:	PNC Capital Markets LLC BofA Securities, Inc. Wells Fargo Securities, LLC RBC Capital Markets, LLC

Co-Managers:

Barclays Capital Inc.

Citizens Capital Markets, Inc.

Huntington Securities, Inc.

Morgan Stanley & Co. LLC

Robert W. Baird & Co. Incorporated

Bancroft Capital, LLC

Evercore Group L.L.C.

Janney Montgomery Scott LLC

TD Securities (USA) LLC

Conflicts of Interest:	Respective affiliates of PNC Capital Markets LLC, BofA Securities, Inc., Wells Fargo Securities, LLC and certain of the other underwriters are lenders under one or more of our Revolving Credit Facilities and may receive at least 5% of the net proceeds of this offering. Consequently, each such underwriter is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. This offering will therefore be conducted in compliance with the applicable provisions of FINRA Rule 5121, and no such underwriter will confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holders. Pursuant to FINRA Rule 5121(a)(1)(C), the appointment of a “qualified independent underwriter” is not required in connection with this offering as the notes will be investment grade rated by one or more nationally recognized statistical rating agencies. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request them by calling PNC Capital Markets LLC toll free at 1-855-881-0697, BofA Securities, Inc. toll free at 1-800-294-1322 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.